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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                         Stratford American Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86279E 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Donald R. Diamond, 2200 E. River Road, Suite 115, Tucson, AZ 85718
                                 (520) 577-0200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 86279E 10 2

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Donald R. Diamond
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States (Arizona)
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                2,551,189
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power

                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    2,551,189
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,551,189
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 86279E 10 2

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Joan B. Diamond
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States (Arizona)
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                2,551,189
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power

                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    2,551,189
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,551,189
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 86279E 10 2

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     The DRD 97 Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States (Arizona)
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              2,551,189
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    2,551,189
                    ------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,551,189
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     25.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2. Identity and Background

     Donald R. Diamond

(a)  The name of the person filing this statement is Donald R. Diamond.

(b)  Mr. Diamond's  address is 2200 E. River Road,  Suite 115,  Tucson,  Arizona
     85718.

(c) Mr. Diamond's principal occupation or employment is investing for his own account. The address out of which Mr. Diamond conducts such occupation is 2200 E. River Road, Suite 115, Tucson, Arizona 85718.

(d) During the last five years, Mr. Diamond has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Diamond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Diamond is a United States citizen.

     Joan B. Diamond

(a)  The name of the person filing this statement is Joan B. Diamond.

(b)  Ms.  Diamond's  address is 7200 North  Finger Rock Place,  Tucson,  Arizona
     85718.


(c) Ms. Diamond is not employed and resides at 7200 North Finger Rock Place, Tucson, Arizona 85718.

(d) During the last five years, Ms. Diamond has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Ms. Diamond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. Diamond is a United States citizen.

     The DRD 97 Trust

(a) The name of the person filing this statement is The DRD 97 Trust. The trustees of The DRD 97 Trust are Donald R. Diamond and Joan B. Diamond (collectively, the "Trustees")

(b) The DRD 97 Trust's address is 2200 E. River Road, Suite 115, Tucson, Arizona 85718.

(c) The DRD 97 Trust's occupation or employment is investing for the account of its beneficiaries. The address out of which The DRD 97 Trust's conducts such occupation is 2200 E. River Road, Suite 115, Tucson, Arizona 85718.

(d) During the last five years, neither The DRD 97 Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither The DRD 97 Trust nor any of the Trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The DRD 97 Trust is organized in the United States and each of the Trustees is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

The DRD 97 Trust used its own funds in the amount of $450,000 to acquire 1,800,000 shares of the issuer's Common Stock. In previous transactions, The DRD 97 Trust used its own funds in the amount of $627,657.89 to purchase an aggregate amount of 751,189 shares. Donald R. Diamond and Joan B. Diamond are trustees of The DRD 97 Trust.

ITEM 4. Purpose of Transaction

The DRD 97 Trust acquired the securities for investment. Neither The DRD 97 Trust nor any of the Trustees have plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

     Donald. R. Diamond

(a) Mr. Diamond beneficially owns 2,551,189, or 25.3%, of the issuer's Common Stock. Mr. Diamond is a trustee of The DRD 97 Trust and this amount represents the shares held by The DRD 97 Trust.

(b) Mr. Diamond, as a trustee of The DRD 97 Trust, shares the power to vote or to direct the vote and to dispose or direct the disposition of the 2,551,189 shares beneficially owned by him with Joan B. Diamond who is also a trustee of The DRD 97 Trust. Relevant information regarding Ms. Diamond is included in Item 2 above.

(c) On December 11, 2003, The DRD 97 Trust acquired 1,800,000 shares of the issuer's Common Stock for $.25 per share. Such shares were purchased directly from the issuer in Phoenix, Arizona.

(d) Pursuant to The DRD 97 Trust, Donald R. Diamond and Joan B. Diamond have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's securities owned by The DRD 97 Trust.

(e)  Not applicable.

     Joan B. Diamond

(a) Ms. Diamond beneficially owns 2,551,189, or 25.3%, of the issuer's Common Stock. Mr. Diamond is a trustee of The DRD 97 Trust and this amount represents the shares held by The DRD 97 Trust.

(b) Ms. Diamond, as a trustee of The DRD 97 Trust, shares the power to vote or to direct the vote and to dispose or direct the disposition of the 2,551,189 shares beneficially owned by him with Donald R. Diamond who is also a trustee of The DRD 97 Trust. Relevant information regarding Mr. Diamond is included in Item 2 above.

(c) On December 11, 2003, The DRD 97 Trust acquired 1,800,000 shares of the issuer's Common Stock for $.25 per share. Such shares were purchased directly from the issuer in Phoenix, Arizona.

(d) Pursuant to The DRD 97 Trust, Donald R. Diamond and Joan B. Diamond have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's securities owned by The DRD 97 Trust.

(e)  Not applicable.

     The DRD 97 Trust

(a) The DRD 97 Trust beneficially owns 2,551,189, or 25.3%, of the issuer's Common Stock.

(b) The DRD 97 Trust has sole power to vote or to direct the vote and to dispose or direct the disposition of the 2,551,189 shares beneficially owned by it.

(c) On December 11, 2003, The DRD 97 Trust acquired 1,800,000 shares of the issuer's Common Stock for $.25 per share. Such shares were purchased directly from the issuer in Phoenix, Arizona.

(d) Pursuant to The DRD 97 Trust, Donald R. Diamond and Joan B. Diamond have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's securities owned by The DRD 97 Trust.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to Be Filed as Exhibits

Joint Filing Agreement attached as Exhibit A.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 13, 2003
                                          --------------------------------------
                                          Date

                                          Donald R. Diamond (1)

                                          /s/ Donald R. Diamond
                                          --------------------------------------
                                          Signature

                                          Donald R. Diamond
                                          --------------------------------------
                                          Name/Title

(1) Pursuant to the Joint Filing Agreement attached hereto as Exhibit A among Donald R. Diamond, Joan B. Diamond and The DRD 97 Trust, this Schedule 13D is filed on behalf of each of them.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Stratford American Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

                                          Date: February 13, 2003

                                          Donald R. Diamond

                                          /s/ Donald R. Diamond
                                          --------------------------------------
                                          Name: Donald R. Diamond


                                          Joan B. Diamond

                                          /s/ Joan B. Diamond
                                          --------------------------------------
                                          Name: Joan B. Diamond


                                          The DRD 97 Trust

                                          /s/ Donald R. Diamond
                                          --------------------------------------
                                          Name: Donald R. Diamond
                                          Title: Trustee


                                          /s/ Joan B. Diamond
                                          --------------------------------------
                                          Name: Joan B. Diamond
                                          Title: Trustee